OMC 2/15/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 27 2011
DIVISION OF TRADING & MARKETS

SECURITI 11023387 N

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

| SEC FILE NUMBER |
|---|
| 8- 47939 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/1/10 (MM/DD/YY) AND ENDING 10/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/28/12

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended October 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047939FINRA Oct. 3/10/1995
Eaton Vance Distributors, Inc.
Two International Place
ATTN: Daniel C. Cataldo
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

617-672-8952

SEC Mail Processing Section
DEC 27 2011
Washington, DC
125

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 74,052 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 5/24/2011 Date Paid | ( 37,310) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 36,742 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 36,742 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 36,742 | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Eaton Vance Distributors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of December, 2011.

Vice President, Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning November 1, 2010 and ending October 31, 2011
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 330,691,146

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. (121,136,871)

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Affiliates service agreement and revenue sharing agreement income (179,933,600)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (301,070,471)

2d. SIPC Net Operating Revenues $ 29,620,675

2e. General Assessment @ .0025 $ 74,052

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

To the Board of Directors of
Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2011, which were agreed to by Eaton Vance Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with those requirements. Eaton Vance Distributors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 21, 2011

## SERVICE AGREEMENT

This Service Agreement ("Agreement") is dated as of November 1, 2009, between EATON VANCE MANAGEMENT ("EVM") and EATON VANCE DISTRIBUTORS, INC. ("EVD").

**WHEREAS,** EVD's principal business activity is to act as the principal underwriter or sole distributor for shares of various Eaton Vance funds ("Funds"); and

**WHEREAS,** as such principal underwriter or sole distributor, EVD is entitled to receive selling income in the form of sales commissions and related fees from the Funds or their shareholders, but also is obligated to incur operating expenses that may exceed its income or, if it does exceed such income, may result in profits that are insufficient to warrant its sales efforts; and

**WHEREAS,** EVM and certain of its affiliates provide investment management services to the Funds and receive asset based compensation for such services that is enhanced by the underwriting and distribution services provided by EVD; and

**WHEREAS,** EVM wishes to ensure that EVD's profitability is sufficient to support its operations;

**NOW, THEREFORE,** in consideration of the premises and for other due and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. EVD will continue to provide services as principal underwriter and sole distributor to the Funds in accordance with the terms of such distribution or similar agreements as are now in effect, or may from time to time be entered into, by and between EVD and such Funds or the investment companies of which the Funds are a part. In no event shall this agreement alter or diminish EVD's duties and responsibilities to the Funds pursuant to such agreements.

2. On the 20th business day of each month (or such other day as may hereafter be agreed to between EVM and EVD) (the "Payment Date"), EVM shall pay to EVD an amount equal to: (a) 102% of EVD's operating expenses during the preceding calendar month, less (b) EVD's operating income during such preceding calendar month.

3. For purposes of this Agreement, EVD's operating expenses and operating income shall be determined in accordance with generally accepted accounting principles. EVD shall provide such computations and such records as EVM may reasonably request to evidence and support all such determinations.

4. Any and all payments to be made by EVM or EVD pursuant to this Agreement shall be made on the Payment Date in such manner as may be agreed upon by the parties.

5. Unless earlier terminated by the mutual, written consent of EVD and EVM, this Agreement shall remain in effect until the later of 30 days following delivery of a termination notice to the non-terminating party.

6. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts and shall be binding upon, and inure to the benefit or, the parties hereto and their respective permitted assigns. Neither party shall assign its rights or obligations under this Agreement without the consent of the other party except in connection with any merger, consolidation or sale or disposition of all or substantially all of the assets of the assigning party with or to another entity. This Agreement constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes any prior agreements among the parties relating to the subject matter hereof.

7. This Agreement shall be reviewed annually and the District Office of the Financial Industry Regulatory Authority shall be notified of any changes or amendments to this Agreement.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed by their respective officers, or other authorized signatories as of the date first above written.

| **EATON VANCE MANAGEMENT** | **EATON VANCE DISTRIBUTORS, INC.** |
|---|---|
| By: ______________________ | By: ______________________ |
| Robert J. Whelan | Daniel C. Cataldo |
| Vice President & Treasurer | Vice President & Treasurer |

**REVENUE SHARING AGREEMENT**

This Revenue Sharing Agreement (this "Agreement") is made and entered into as of May 1, 2011, by and between Eaton Vance Distributors, Inc., a Massachusetts corporation ("EVD") and Atlanta Capital Management Company, LLC, a Delaware limited liability company ("Adviser").

**WHEREAS**, EVD is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, and Adviser is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended;

**WHEREAS**, the Adviser and EVD are under the common control of their parent company, Eaton Vance Corp. ("EVC"); and

**WHEREAS**, EVD and Adviser desire to enter into this Revenue Sharing Agreement;

**NOW, THEREFORE**, in consideration of the foregoing the parties hereby agree as follows:

Adviser agrees to make payments to EVD according to the following schedule, which may be updated in writing from time to time as agreed by both parties. The classification of an account shall be mutually agreed to by the parties at the point of sale.

| Classification of Account | Compensation to be paid by Adviser to EVD |
|---|---|
| **Retail** | For such accounts, Adviser will compensate EVD 25.0% of the investment advisory fee earned by Adviser. |
| **Other** | For such accounts, Adviser will compensate EVD as the parties may mutually agree in writing. |

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

[*Signature Page Follows*]

**EATON VANCE DISTRIBUTORS, INC.**

By: ______________________________

Name: Frederick S. Marius

Title: Vice President, Secretary and Chief Legal Officer

**ATLANTA CAPITAL MANAGEMENT COMPANY, LLC**

By: ______________________________

Name: Kelly Williams

Title: President & Chief Operating Officer

## REVENUE SHARING AGREEMENT

This Revenue Sharing Agreement (this "Agreement") is made and entered into as of January 31, 2011, by and between Eaton Vance Distributors, Inc., a Massachusetts corporation ("EVD") and Parametric Risk Advisors LLC, a Delaware limited liability company ("Adviser").

**WHEREAS,** EVD is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, and Adviser is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended;

**WHEREAS,** the Adviser and EVD are under the common control of their parent company, Eaton Vance Corp. ("EVC"); and

**WHEREAS,** EVD and Adviser desire to enter into this Revenue Sharing Agreement;

**NOW, THEREFORE,** in consideration of the foregoing the parties hereby agree as follows:

Adviser agrees to make payments to EVD according to the following schedule, which may be updated in writing from time to time as agreed by both parties. The classification of an account shall be mutually agreed to by the parties at the point of sale.

| Classification of Account | Compensation to be paid by Adviser to EVD |
|---|---|
| **Retail** | For such accounts, Adviser will compensate EVD 25.0% of the investment advisory fee earned by Adviser. |
| **Retail-Split** | For such accounts, Adviser will compensate EVD 12.5% of the investment advisory fee earned by Adviser. |
| **Retail-Exception** | For such accounts, Adviser will compensate EVD 0.0% of the investment advisory fee earned by Adviser. |
| **Other** | For such accounts, Adviser will compensate EVD as the parties may mutually agree in writing. |

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

[*Signature Page Follows*]

**EATON VANCE DISTRIBUTORS, INC.**

By: ______________________________

Name: Frederick S. Marius

Title: Vice President, Secretary and Chief Legal Officer

**PARAMETRIC RISK ADVISORS LLC**

By: ______________________________

Name: AARON SINGLETON

Title: CFO, TREASURER

**REVENUE SHARING AGREEMENT**

This Revenue Sharing Agreement (this "Agreement") is made and entered into as of January 31, 2011, by and between Eaton Vance Distributors, Inc., a Massachusetts corporation ("EVD") and Parametric Portfolio Associates LLC, a Delaware limited liability company ("Adviser").

**WHEREAS**, EVD is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, and Adviser is an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended;

**WHEREAS**, the Adviser and EVD are under the common control of their parent company, Eaton Vance Corp. ("EVC");

**WHEREAS**, pursuant to Section 3.12(f) of the Amended and Restated Operating Agreement by and between Adviser, PPA Acquisition, L.L.C and Eaton Vance Acquisitions dated November 1, 2009 the managing members of the Adviser must pre-approve the entering into and execution of any arrangement, agreement, financing or other relationship with EVC or an affiliate of EVC through which EVC or an affiliate of EVC provides or renders financing, services or products to the Adviser; and

**WHEREAS**, EVD and Adviser desire to enter into this Revenue Sharing Agreement;

**NOW, THEREFORE**, in consideration of the foregoing the parties hereby agree as follows:

Adviser agrees to make payments to EVD according to the following schedule, which may be updated in writing from time to time as agreed by both parties. The classification of an account shall be mutually agreed to by the parties at the point of sale.

| Classification of Account | Compensation to be paid by Adviser to EVD |
|---|---|
| **Retail** | For such accounts, Adviser will compensate EVD 25.0% of the investment advisory fee earned by Adviser. |
| **Retail-Split** | For such accounts, Adviser will compensate EVD 12.5% of the investment advisory fee earned by Adviser. |
| **Retail-Institutional** | For such accounts, Adviser will compensate EVD 5.0% of the investment advisory fee earned by Adviser. |
| **Retail-Exception** | For such accounts, Adviser will compensate EVD 0.0% of the investment advisory fee earned by Adviser. |
| **Other** | For such accounts, Adviser will compensate EVD as the parties may mutually agree in writing. |

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

[*Signature Page Follows*]

**EATON VANCE DISTRIBUTORS, INC.**

By: [signature]

Name: Frederick S. Marius

Title: Vice President, Secretary and Chief Legal Officer

**PARAMETRIC PORTFOLIO ASSOCIATES LLC**

By: [signature]

Name: AARON SINGLETON

Title: CFO, TREASURER

## ASSET ENHANCEMENT SERVICES AGREEMENT

This Asset Enhancement Services Agreement (this "Agreement") is dated as of March 31, 2011, by and between Eaton Vance Distributors, Inc., a Delaware corporation ("EVD"), and Parametric Portfolio Associates LLC, a Delaware limited liability company ("PPA").

### RECITALS

PPA is registered as an investment adviser with the United States Securities and Exchange Commission ("SEC") and manages discretionary accounts for individuals and entities, including as sub-adviser to mutual funds sponsored by Eaton Vance Management ("EVM").

EVD is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and acts principal distributor to mutual funds formed and advised by EVM, including those funds sub-advised by PPA (the "Eaton Vance Funds").

PPA desires to increase its assets under management and, toward that end, employ the goodwill and extensive relationships that its affiliate, EVD, has developed with financial intermediaries, broker-dealers, financial planners, insurance companies and other institutions to permit its Salespersons to sell mutual funds.

EVD desires to provide the marketing, promotional, distribution and other services necessary to assist PPA in achieving its objective, upon the terms and conditions hereinafter set forth.

In consideration of the mutual covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, EVD and PPA agree as follows:

### AGREEMENT

1. PPA Personnel. EVD agrees to permit those principals and employees of PPA identified on Exhibit A hereto (the "PPA Reps"), who are appropriately licensed to sell securities under all applicable laws and regulations, to become associated with EVD in order for the PPA Reps to offer and sell shares of Eaton Vance Funds sub-advised by PPA (as set forth in Appendix B) under EVD's supervision. EVD acknowledges and agrees that the PPA Reps will remain employees of PPA throughout the term of this Agreement. The PPA Reps shall not be permitted to associate with any other broker-dealer or financial institution during the term of this Agreement. PPA shall notify EVD of any change in the employment status of a PPA Rep promptly, and EVD shall be entitled to withdraw the registration of any PPA Rep whose employment with PPA has terminated.

2. Branch Office. EVD shall establish a branch office on the premises of PPA and shall adopt appropriate procedures to supervise and review the activities of the PPA Reps in the branch office. EVD shall designate a PPA Rep with authority to carry out the supervisory responsibilities of the branch office. PPA shall permit EVD and the designated PPA Rep to take

all reasonable steps necessary in its discretion to ensure that EVD and the PPA Reps comply at all times with applicable regulatory requirements. The PPA Reps shall not use or disseminate any sales literature or advertising materials in connection with the offer and sale of Eaton Vance Funds that have not been prepared and furnished to the PPA Reps in accordance with applicable procedures by EVD without EVD's prior consent. The incoming and outgoing correspondence (whether written or electronic) of PPA Reps shall be subject to oversight and review by EVD or the designated PPA Rep in accordance with the procedures developed for review of such correspondence by EVD's employees licensed with FINRA as registered representatives. PPA shall cooperate with EVD in securing the proper consents from third parties (if necessary) to install and maintain signage in PPA's offices and in its building to denote that location as a branch office as may be required under FINRA rules and regulations relating to branch offices.

3. Promotional Services. EVD shall make available to the PPA Reps its licensing, training, compliance, legal, marketing, promotional and operational resources to provide the PPA Reps with an opportunity equivalent to that available to EVD's licensed employees in the promotion and sale of Eaton Vance Funds. For as long as EVD acts as placement agent or principal underwriter for the Eaton Vance Funds for which PPA acts as sub-adviser, EVD shall permit the PPA Reps to offer, sell and promote such funds employing the administrative and other services customarily available to EVD's wholesaling force, provided that EVD shall be under no obligation to purchase or assure the sale of any or all of such shares or other interests. PPA acknowledges that EVD will have the sole and exclusive right to accept subscriptions or applications for Eaton Vance Fund shares and to withdraw from registration, cancel or modify any offering of Eaton Vance Funds. Under mutually agreed arrangements and subject to EVD's oversight, EVD shall permit the PPA Reps to have access to its wholesale network of financial intermediaries, broker-dealers and other institutions for the purpose of promoting Eaton Vance Funds..

4. Compensation of EVD and the PPA Reps.

(a) EVD Compensation. In consideration for the promotional support and distribution services provided hereunder, PPA shall pay or reimburse EVD an amount as set forth in Exhibit C attached hereto (the "Asset Enhancement Services Compensation"). Payments of the Asset Enhancement Services Compensation shall be made within 10 days of each calendar quarter and shall be prorated for any partial quarter or will be charged directly to a designated PPA cost center for the purpose of reimbursing EVD for related costs.

(b) PPA Rep Compensation. The PPA Reps shall be entitled to compensation based on the compensation plan employed by EVD with respect to its licensed registered representatives who perform similar wholesale and institutional sales duties or as otherwise agreed upon between each of the PPA Reps and EVD.

5. Representations and Warranties of EVD. EVD represents and warrants to PPA as follows:

(i) It is a corporation duly organized and validly existing under the laws of the Commonwealth of Massachusetts and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business

requires such qualification and the failure to be duly qualified would not materially adversely affect its ability to perform its obligations hereunder.

(ii) It has all federal and state governmental, regulatory and exchange licenses and approvals and has effected all filings and registrations with federal and state governmental and regulatory agencies required to conduct its business and to perform its obligations under this Agreement.

(iii) EVD is a member in good standing of FINRA, and is subject to, and in compliance with, the anti-money laundering and customer identification programs prescribed by the rules of FINRA, including the USA Patriot Act of 2001. EVD has in place an anti-money laundering compliance program based on all applicable laws and regulations. EVD shall maintain its registration as a broker-dealer during the term of this Agreement

(iv) This Agreement has been duly authorized, executed and delivered by EVD and constitutes a valid, binding and enforceable agreement of EVD in accordance with its terms.

(v) The execution and delivery of this Agreement will not violate or result in a breach of any provision of EVD's articles of incorporation or bylaws or any agreement or instrument by which EVD is bound, or any order, law or regulation applicable to EVD or of any court or any governmental body or administrative agency having jurisdiction over EVD.

(vi) There are no threatened or pending investigations or administrative or legal proceedings, including proceedings by the SEC, FINRA, and any state or other securities regulatory body, against EVD.

6. <u>Representations and Warranties of PPA</u>. PPA represents and warrants to EVD as follows:

(i) It is a limited liability company duly organized and validly existing under the laws of the State of Delaware and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification and the failure to be duly qualified would not materially adversely affect its ability to perform its obligations hereunder.

(ii) It has all federal and state governmental and regulatory licenses and approvals, and has effected all filings and registrations with federal and state governmental and regulatory agencies required to conduct PPA's business and to perform its obligations under this Agreement.

(iii) PPA is registered as an investment adviser with the SEC and shall maintain its registration in good standing during the term of this Agreement.

(iv) This Agreement has been duly authorized, executed and delivered by PPA and constitutes a valid, binding and enforceable agreement of PPA in accordance with its terms.

(v) The execution and delivery of this Agreement will not violate or result in a breach of any provision of PPA's articles of incorporation or bylaws or any agreement or instrument by which PPA is bound, or any order, law or regulation applicable to PPA or of any court or any governmental body or administrative agency having jurisdiction over PPA.

(vi) Neither PPA nor any of its principals or any PPA Rep is a person who (a) is subject to an SEC order issued under Section 203(f) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), (b) has been convicted within the previous ten years of any felony or misdemeanor involving conduct described in Section 203(e)(2)(A)-(D) of the Advisers Act, (c) has been found by the SEC to have engaged, or has been convicted of engaging, in any of the conduct specified in paragraph (1), (5) or (6) of Section 203(e) of the Advisers Act, or (d) is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act, and no proceeding is threatened or pending that could result in any of the foregoing proceedings.

7. Confidentiality. PPA acknowledges that any list or compilation of the financial intermediaries, broker-dealers, financial planners, insurance companies and other institutions with whom EVD has a relationship, the contact information for such persons, and any sales, marketing or other information relating to such persons, are special, unique and proprietary assets belonging to EVD and shall be deemed Confidential Information (as defined below). Accordingly, PPA shall, and shall cause the PPA Reps to: (i) keep strictly confidential EVD's Confidential Information, (ii) not disclose any of EVD's Confidential Information to any third party without the prior written consent of EVD, and (iii) not use any of EVD's Confidential Information for any purpose other than that expressly contemplated under this Agreement. PPA shall not be liable to EVD for disclosure of Confidential Information if such disclosure is made pursuant to the request or order of a government agency or self-regulatory organization, provided that PPA shall have given EVD immediate notice of such request or order prior to the submission of any Confidential Information pursuant to such request or order and shall have taken all reasonable steps to limit or restrict such disclosure. PPA shall take no action to prevent or interfere with any lawful efforts by EVD to intervene in any such proceedings or otherwise to prevent such disclosure by lawful means. "Confidential Information" shall mean all data and information of a proprietary and confidential nature (in any form whatsoever), including business or marketing plans, investment processes, financial statements, internal firm policies and procedures, and information related to clients, investors or prospective clients or investors or financial intermediaries (including the information described above) that is disclosed or made available by EVD to PPA or the PPA Reps in connection with this Agreement (regardless of whether such data or information is marked "confidential"). Notwithstanding anything to the contrary, Confidential Information shall not include information or data that PPA or the PPA Reps can demonstrate: (i) is now or hereafter becomes part of the public domain through no fault

of PPA or the PPA Reps, (ii) was in PPA's possession prior to its disclosure by EVD to PPA or the PPA Reps, (iii) was disclosed to PPA and the PPA Reps by a third party on a non-confidential basis, provided that such disclosure by the third party did not breach any confidentiality obligations, or (iv) is disclosed pursuant to applicable law or court order (but only with respect to such disclosure), provided that PPA and the PPA Reps shall give EVD prior written notice of such requirement or order.

8. Remedies. If PPA or the PPA Reps breach the covenants set forth in paragraph 7 of this Agreement, EVD will be entitled to the following remedies: (i) damages from PPA and the PPA Reps, and (ii) in addition to its right to damages and any other remedies EVD may have, injunctive or other equitable relief to restrain any breach or threatened breach or otherwise to specifically enforce the provisions of this paragraph 7, it being understood that money damages alone would be an inadequate remedy for such breach. The rights and remedies of the parties to this Agreement are cumulative and not alternative.

9. Indemnification.

(a) Indemnification by PPA. PPA shall indemnify and hold harmless EVD and any of its officers, directors, managers, shareholders, members, employees, agents, representatives or affiliates (each an "EVD Indemnitee") against any and all losses, claims, damages or liabilities and expenses (including reasonable attorneys' fees) (collectively "Damages") to which an EVD Indemnitee may become subject under the Securities Act of 1933, as amended, or the Securities Exchange Act or 1934, as amended, the regulations thereunder, or otherwise, insofar as such Damages arise out of or are based upon: (i) any breach by PPA of any representation, warranty or covenant contained in this Agreement, (ii) any actions, direct or indirect, by PPA Reps in connection with the offer, sale or promotion of Eaton Vance Funds, or (iii) any activities conducted by PPA not under the direction of EVD. PPA shall reimburse any EVD Indemnitee for any legal, accounting or other expenses reasonably incurred by such party in connection with investigating or defending any such action or claim; provided, however, that PPA will not be liable in any such case to the extent that any Damages arise out of or are based upon any misrepresentation or breach of warranty by EVD hereunder or an untrue statement or omission made in any prospectus or other offering materials prepared by EVD, any amendment or supplement thereto, in reliance upon and in conformity with written information not furnished by PPA to EVM or EVD.

(b) Indemnification by EVD. EVD shall indemnify and hold harmless PPA, and any of its officers, directors, managers, members, employees (including the PPA Reps), agents, representatives or affiliates (each a "PPA Indemnitee") against any and all losses, claims, damages or liabilities and expenses (including reasonable attorneys' fees) (collectively "Damages") to which a PPA Indemnitee may become subject under the Securities Act of 1933, as amended, or the Securities Exchange Act or 1934, as amended, the regulations thereunder, or otherwise, insofar as such Damages arise out of or are based upon: (i) any untrue statement of any material fact contained in any prospectus or any amendment or supplement thereto, or any offering materials prepared by EVD or omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading, (ii) any breach by EVD of any representation, warranty or covenant contained in this Agreement, or (iii) any actions, direct or indirect, by EVD in

connection with the offer, sale or promotion of Eaton Vance Funds.. EVD shall reimburse any PPA Indemnitee for any legal, accounting or other expenses reasonably incurred by such party in connection with investigating or defending any such action or claim; provided, however, that EVD will not be liable in any such case to the extent that any Damages arise out of or are based upon any misrepresentation or breach of warranty by PPA hereunder or an untrue statement or omission made in any prospectus, any amendment or supplement thereto, or other offering materials prepared by EVD in reliance upon and in conformity with written information furnished by PPA to EVM or EVD.

10. Independent Contractor. PPA is an independent contractor. Nothing contained herein shall constitute PPA as an agent, representative, partner, principal, joint venturer or manager of EVD except as specifically provided herein. The parties acknowledge that neither PPA nor the PPA Reps have the right, power or authority to enter into any contract or to create any obligation on behalf of EVD or to otherwise bind any Eaton Vance Fund except as may be permitted under a subadvisory or other agreement with such Fund.

11. Termination. This Agreement shall remain in effect until terminated by either party upon thirty days prior written notice of such termination to the other party. This Agreement may be immediately terminated by a party in the event of a material breach of any term hereof by the other party and such breach (if curable) is not cured within 30 days after its receipt of written notice of such breach. If this Agreement terminates, PPA shall promptly remove all signage placed in its offices, and shall cause all signage to be removed from the building, denoting PPA's location as a branch office and shall cause the PPA Reps to return to EVD all promotional materials, manuals and other items used in the promotion of Eaton Vance Funds. The PPA Reps shall be entitled to receive, and EVD shall continue to pay, any compensation due in accordance with paragraph 4. In the event any PPA Rep's association with EVD terminates for any reason, PPA shall be entitled to replace that PPA Rep with another qualified individual reasonably acceptable to EVD; provided, however, under no circumstances shall any PPA Rep be entitled to receive such compensation if he or she is not eligible for membership in or to be associated with a FINRA member because of a statutory disqualification, as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

12. Survival. The respective indemnities, representations, warranties, covenants and confidentiality provisions of this Agreement shall survive the termination of this Agreement.

13. Amendments. No amendment, interpretation or waiver of any of the provisions of this Agreement shall be effective unless made in writing and signed by both parties.

14. Assignment; Binding Effect. Neither party may assign any of its rights or obligations under this Agreement without the other party's prior written consent. Any attempt to assign any rights or obligations hereunder other than as set forth in this paragraph 14 shall be void.

15. Headings. The paragraph headings of this Agreement are used for convenience only and shall not affect the meaning or construction of its contents.

16. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Agreement.

17. Notices. All notices, demands or other communications under this Agreement shall be in writing and shall be deemed to have been given if delivered personally, by certified or registered mail, by facsimile, or by an overnight courier service to the principal address of such party as set forth on the signature page of this Agreement. Such notices, demands or other communications shall be deemed to have been received, if delivered personally, on the date of actual receipt by the party entitled thereto, if delivered by facsimile upon confirmation thereof by the transmitting equipment, if delivered by certified or registered mail, three days following the date of deposit in the U.S. mail system, or if delivered by overnight courier service, on the day following the date of delivery to the overnight courier service. In the case of either party, such notice shall be delivered to the address stated below the signature line of that party.

18. Governing Law. This Agreement and the relationships of the parties in connection with the subject matter of this Agreement shall be governed by and determined in accordance with the laws of the Commonwealth of Massachusetts without regard to conflict of laws principles.

19. Severability. If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected by such judgment, and this Agreement shall be carried out as nearly as possible according to its original terms and intent.

20. Counterparts. This Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date first set forth above.

21. Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any prior understanding or written or oral agreements between them respecting the subject matter hereof.

*Signatures are on the following page*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

| | |
|---|---|
| **Eaton Vance Distributors, Inc.** | **Parametric Portfolio Associates LLC** |
| By: [signature] | By: [signature] |
| Chief Administrative Officer - EVD | AARON SINGLETON - CFO |
| Title | Title |
| Address: | Address: |
| Two International Place<br>Boston, MA 02110 | 1918 8th Avenue<br>Seattle, WA 98101 |

## Exhibit A

**PPA Reps**

John Simchuk*
Richard Wilson
Bruce McIntosh
Robert Breshock
Jeffrey Brown
Brian Dillon
Far Salimian
Dan Clayton
Ted Hovivian
James Barrett

*Branch Supervisor

## Appendix B

Eaton Vance Parametric Option Absolute Return Strategy Fund
Eaton Vance Parametric Structured Emerging Markets Fund
Eaton Vance Parametric Structured International Equity Fund
Eaton Vance Parametric Structured Commodity Fund
Eaton Vance Parametric Tax-Managed Emerging Markets Fund

## Exhibit C

Asset Enhancement Services Compensation to include but not limited to:

1. Initial Licensing and Registrations fees of PPA Reps
2. Annual Licensing and Registration Renewal Fees
3. Cost associated with annual branch inspection
4. Legal Fees associated with PPA reps in relation EVD activities
5. Compensation paid to PPA Reps
6. Other distribution costs agreed upon between EVD and PPA